UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Name of Issuer)
	GLOBALSTAR

(Title of Class of Securities)
Common Stock

(CUSIP Number)
	G3930H104

NAME OF REPORTING PERSON
Private Capital Management

I.R.S. IDENTIFICATION NO.
59-3654603

MEMBER OF A GROUP?
(b) X

PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	50000
SHARED VOTING POWER	9647091
SOLE DISPOSITIVE POWER 	50000
SHARED DISPOSITIVE POWER 	9647091

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	9697091

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	9.1%

TYPE OF REPORTING PERSON
IA

NAME OF REPORTING PERSON
Bruce S. Sherman

I.R.S. IDENTIFICATION NO.
###-##-####

MEMBER OF A GROUP?
(b) X

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	595000
SHARED VOTING POWER 	10410091
SOLE DISPOSITIVE POWER 	595000
SHARED DISPOSITIVE POWER 	10410091

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	11005091

AGGREGATE AMOUNT BENEFICIALLY OWNED EXCLUDES CERTAIN SHARES
(yes)

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	10.4%

TYPE OF REPORTING PERSON
IN


NAME OF REPORTING PERSON
Gregg J. Powers

I.R.S. IDENTIFICATION NO.
###-##-####

MEMBER OF A GROUP?
(b) X

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	75000
SHARED VOTING POWER 	10397091
SOLE DISPOSITIVE POWER 	75000
SHARED DISPOSITIVE POWER 	10397091

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	10472091

AGGREGATE AMOUNT BENEFICIALLY OWNED EXCLUDES CERTAIN SHARES
(yes)

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	9.9%

TYPE OF REPORTING PERSON
IN

NAME OF REPORTING PERSON
SPS Partners, L.P.

I.R.S. IDENTIFICATION NO.
65-0496234

MEMBER OF A GROUP?
(b) X

PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	0
SHARED VOTING POWER 	750000
SOLE DISPOSITIVE POWER 	0
SHARED DISPOSITIVE POWER 	750000

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	750000

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY OWNED
	0.7%

TYPE OF REPORTING PERSON
IA


ITEMS 1 - 10 OF GENERAL INSTRUCTIONS

Item 1.
(a)Name of Issuer: 	GLOBALSTAR
(b)Address of Issuer: 	3200 Zanker Road, San Jose, CA  95134

Item 2.
(a)Name of Person Filing:  See Exhibit 1
(b)Address of Person Filing: 3003 Tamiami Trail N., Naples, FL  34103
(c)Citizenship:  See Exhibit 1
(d)Title of Class of Securities:  Common Stock
(e)CUSIP Number:  	G3930H104

Item 3.
The reporting person is filing as an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership
(a)Amount Beneficially Owned:  See Exhibit 1
(b)Percent of Class:  See Exhibit 1
(c)Number of Shares as to which such person has:
(i)sole power to vote or to direct the vote:
     See Exhibit 1
(ii)shared power to vote or to direct the vote:
     See Exhibit 1
(iii)sole power to dispose or to direct the disposition of:
     See Exhibit 1
(iv)shared power to dispose or to direct the disposition of:
     See Exhibit 1

Item 5. Ownership of Five Percent or Less of Class:
        N/A

Item 6. Ownership of More than Five Percent on Behalf of Another
Person: N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company: N/A

Item 8. Identification and Classification of Members of the Group:
        See Exhibit 1

Item 9. Notice of Dissolution of Group:
        N/A

Item 10. Certification:
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   See Exhibit 2
Signature:  See Exhibit 2
Name/Title: See Exhibit 2



                    Exhibit 1


Item 2.
(a) Name of Person Filing
     1)  Private Capital Management, Inc.
     2) *Bruce S. Sherman
     3) *Gregg J. Powers
     4)  SPS Partners, L.P.

(c)Citizenship
     1)  Florida
     2)  U.S.
     3)  U.S.
     4)  Maryland

Item 4.
(a) Amount Beneficially Owned
     1) 	9697091
     2) 	11005091
     3) 	10472091
     4) 	750000

(b) Percent of Class
     1) 	9.1%
     2) 	10.3%
     3) 	9.8%
     4) 	0.7%

(c) Number of shares as to which such person has:
   (i)   sole power to vote or to direct the vote
         1)  	50000
         2)  	595000
         3)  	75000
         4)  	0

   (ii)  shared power to vote or to direct the vote
         1) 	9647091
         2)  	10410091
         3)  	10397091
         4)  	750000

   (iii) sole power to dispose or to direct the disposition of
         1)  	50000
         2)  	595000
         3)  	75000
         4)  	0

   (iv)  shared power to dispose or to direct the disposition of
         1)  	9647091
         2)  	10410091
         3)  	10397091
         4)  	750000


* Bruce S. Sherman is Chairman of Private Capital Management (PCM) and Gregg J. Powers is President of PCM. In these capacities, Messrs. Sherman and Powers exercise shared dispositive and shared voting power with respect to shares held by PCM's clients and managed by PCM.
Messrs. Sherman and Powers are also general partners of SPS Partners, LP
PS), the investment advisor to the Entrepreneurial Value Fund, L.P.
(EVF). In this capacity, Messrs. Sherman and Powers exercise shared dispositive and voting powers over shares held by EVF.
Messrs. Sherman and Powers disclaim beneficial ownership for the shares held by EVF and by PCM's clients and disclaim the existence of a group.


Exhibit 2

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001




_____________________________________
Bruce S. Sherman
as Chairman, PCM
as Managing Director, SPS
as, individual, as applicable






______________________________________
Gregg J. Powers
as President, PCM
as General Partner, SPS
as, individual, as applicable